AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1998.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )

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                                   1ST Bancorp
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                                (Name of Issuer)
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                          Common Stock $1.00 Par Value
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                         (Title of Class of Securities)
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                                   31867L-10-0
                                   -----------
                               (CUSIP Number)
            Allen H. Blake, Senior Vice President, First Banks, Inc.
           11901 Olive Boulevard, St. Louis, MO 63141 (314) 692-6317
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 6, 1998
                                   -----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


        THIS STATEMENT CONTAINS TWELVE (12) PAGES AND THE EXHIBIT INDEX
                               IS ON PAGE SIX (6).

                                  SCHEDULE 13D
---------------------------------------- -------------------------------------

CUSIP NO.  31867L-10-0                                       Page 2 of 12 Pages
---------------------------------------- --------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    TIDAL INSURANCE LIMITED
                    66-0420778
---------- --------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*         (a)   |_|
                                                                    (b)   |X|

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3          SEC USE ONLY

---------- --------------------------------------------------------------------

4          SOURCE OF FUNDS*

                    Not Applicable
---------- --------------------------------------------------------------------

5          CHECK  BOX  IF  DISCLOSURE  OF  LEGAL   PROCEEDINGS   IS  REQUIRED
           PURSUANT  TO  |_|  ITEMS 2(d) OR 2(e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    BRITISH WEST INDIES
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    NUMBER OF       7        SOLE VOTING POWER

      SHARES                                NONE
------------------- -------- --------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
------------------- -------- --------------------------------------------------
       EACH         9        SOLE DISPOSITIVE POWER

    REPORTING                               NONE
------------------- -------- --------------------------------------------------

      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
------------------- -------- --------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             NONE
---------- --------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES* |X|
---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00%
---------- --------------------------------------------------------------------

14         TYPE OF REPORTING PERSON

                    IC, CO
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     The statement on Schedule 13D filed by the reporting person on June 20, 1994 (the "1994 Statement") to report ownership of shares of the Common Stock, $1.00 par value (the "Common Stock") issued by 1ST Bancorp, whose principal executive offices are located at 101 North Third Street, Vincennes, Indiana 47591, ("Bancorp"), is hereby amended as follows:

Item 2.  Identity and Background

     This statement is filed by Tidal Insurance Limited, a British West Indies corporation ("Tidal"). The controlling shareholder of Tidal is Investors of America Limited Partnership (formerly known as Dierberg Four, L.P.), a Nevada limited partnership ("Investors"). The general partner of Investors is First Securities America, Inc., a Missouri corporation ("First Securities"). James F. Dierberg is the controlling shareholder of First Securities. The directors and officers of Tidal and First Securities are as follows:

                  James F. Dierberg President and Director
                  Mary W. Dierberg  Secretary, Treasurer and Director

     The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits 2A through 2E and is incorporated herein by reference.

     The information disclosed in Exhibits 2A through 2E is included pursuant to General Instruction C to Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Not applicable. This amended statement is being filed by Tidal to report the disposition of 47,231 shares of Common Stock, representing its total ownership of shares of Bancorp acquired through purchase, stock dividends and Bancorp's stock split. The aggregate selling price of the Common Stock was $1,464,161.00. A commission of $708.47 was deducted from the proceeds. See Item 4.

Item 4. Purpose of Transaction

(a) The total of the Common Stock covered by the 1994 Statement, and shares acquired from the stock dividends and stock split, have been sold by Tidal through a broker-dealer and purchased by Investors. Investors is the controlling shareholder of Tidal as described in Item 2. Investor's acquisition of the Common Stock is reported in its separately filed Schedule 13D.

(b-j)    None

Item 5. Interest in Securities of the Issuer

     (a-b) Investors, the controlling shareholder of Tidal, has purchased the shares disposed of by Tidal through a broker-dealer. Investors' acquisition of the Common Stock is reported in its separately filed Schedule 13D.

     (c) All transactions in the shares of Common Stock effected by Tidal during the past sixty days are described in Exhibit 5(c) attached hereto. All such shares were sold through a broker-dealer.

     (d) Not Applicable.

     (e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on May 6, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Investors and Tidal are under the control of James F. Dierberg. See Item 2. Above.

Item 7. Material to Be Filed as Exhibits

        Exhibit 5(c) - Transactions in the Common Stock and Debentures effected during the past sixty days.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         TIDAL INSURANCE LIMITED


Date:May 14, 1998                        By:/s/ James F. Dierberg
                                            ---------------------
                                                James F. Dierberg, President

                                  EXHIBIT INDEX




Exhibit No.                                                             Page No.

Exhibit 2A.............................................................    7
Exhibit 2B.............................................................    8
Exhibit 2C.............................................................    9
Exhibit 2D.............................................................   10
Exhibit 2E.............................................................   11
Exhibit 5(c)...........................................................   12

                                   Exhibit 2A



TIDAL INSURANCE LIMITED


State or Other Place of Organization:              British West Indies

Principal Business:                                Insurance

Address of Principal Business:                     c/o Global Corporate & Trust
Management, LTD.
                                                   Zetlands Nevis
                                                   West Indies

Address of Principal Office:                       c/o Global Corporate & Trust
Management, LTD.
                                                   Zetlands Nevis
                                                   West Indies

Criminal Proceedings During Last 5 Years:          None

Civil Proceedings During Last 5 Years:             None

                                   Exhibit 2B


INVESTORS OF AMERICA, LIMITED PARTNERSHIP


State or Other Place of Organization:               Nevada

Principal Business:                                 Investment in real estate
                                                    and stocks

Address of Principal Business:                      1504 Hwy. #395 N #8-00508
                                                    Gardnerville, Nevada 89410

Address of Principal Office:                        1504 Hwy. #395 N #8-00508
                                                    Gardnerville, Nevada 89410

Criminal Proceedings During Last 5 Years:           None

Civil Proceedings During Last 5 Years:              None

                                   Exhibit 2C


FIRST SECURITIES AMERICA, INC. (General Partner of Investors of America, Limited Partnership)


State or Other Place of Organization:                Missouri

Principal Business:                                  Insurance and investments

Address of Principal Business:                       135 North Meramec,
                                                     Clayton, Missouri 63105

Address of Principal Office:
                                                     135 North Meramec,
                                                     Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:            None

Civil Proceedings During Last 5 Years:               None

                                   Exhibit 2D


JAMES F. DIERBERG (Director, President and controlling shareholder of First Securities America, Inc.)


Residence or Business Address:                         39 Glen Eagles Drive,
                                                       St.Louis, Missouri 63124

Principal Occupation or Employment:                    Financial services

             Name of Employer:                         First Banks, Inc.

             Principal Business:                       Bank holding company

                        Address:                       135 North Meramec,
                                                       Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:              None

Civil Proceedings During Last 5 Years:                 None

Citizenship:                                           U.S.A.

                                   Exhibit 2E


MARY W. DIERBERG (Director, Secretary and Treasurer of First Securities America, Inc.)


Residence or Business Address:                      39 Glen Eagles Drive, St.
                                                    Louis, Missouri 63124

Principal Occupation or Employment:                 Housewife

Criminal Proceedings During Last 5 Years:           None


Civil Proceedings During Last 5 Years:              None


Citizenship:                                        U.S.A.

                                  Exhibit 5(c)

                             TIDAL INSURANCE LIMITED

                   (Transactions Effected Within Past 60 Days)


SALE OF COMMON STOCK OF 1ST BANCORP

Identity of                                     Number of           Price Per
Seller                        Date of Sale     Shares Sold            Share
Tidal Insurance Limited       May 6, 1998        47,231              $ 31.00